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                                  UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                  Commission File Number 0-21667

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: June 29, 2002
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                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Photoelectron Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

9 Executive Park Drive
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Address of Principal Executive Office (Street and Number)

North Billerica, MA 01862
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 26, 2002, on recommendation of the Audit Committee of the registrant's Board of Directors, the registrant's Board of Directors dismissed Arthur Andersen LLP as the registrant's independent public accountants. On August 12, 2002, the Company engaged Deloitte & Touche LLP to serve as independent public accountants for the fiscal year ending December 28, 2002. The decision to engage Deloitte & Touche LLP was approved by the registrant's Audit Committee of the Board of Directors under authority of the registrant's Board of Directors. Deloitte & Touche LLP has not been able to complete the required SAS 71 review procedures related to the registrant's financial statements as of and for the three and six months ended June 29, 2002 due to the timing of their appointment. It is expected that the procedures will be completed within the additional five-day period provided under Rule 12b-25.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Timothy Baker              (978)               670-8777
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Photoelectron Corporation

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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          Date:  August 13, 2002                By /s/ Timothy Baker
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                                          Timothy Baker, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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